Exhibit 1.01

Radware Ltd.
Conflict Minerals Report
For The Year Ended December 31, 2013

This Conflict Minerals Report (this "Report") has been prepared by Radware Ltd. (“Radware,” the “Company”  or  “we”) pursuant to Rule 13p-1 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, and Form SD thereunder. In accordance with the instructions to Form SD, this Report has not been audited by an independent private sector auditor.

The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.

In general, if an SEC registrant, like Radware, has reason to believe that any of the conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”), or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

A copy of this Report as well as the Form SD that we filed with the SEC is available on our website at http://www.radware.com/corporategovernance/conflictminerals/.

Unless otherwise defined herein, defined terms used in this Report have the meaning ascribed to such terms in the Rule and Form SD as well as SEC Release No. 34-67716 issued by the SEC on August 22, 2012.

1.         Overview

Company Overview

We are a leading provider of integrated application delivery and network security solutions, assuring availability, performance and security of business critical networked applications. We sell our products primarily to independent distributors, including value added resellers (VARs), original equipment manufacturers (OEMs) and system integrators, with most of our direct sales being to strategic customers.

For more information about Radware, please visit www.radware.com. The content of any website referred to in this Report is included for general information only and is not incorporated by reference herein.

Supply Chain

We conducted an analysis of our products and found that small quantities of tin, tantalum, tungsten and gold ("3TG") could potentially be found in our products.

The products that we manufacture are highly complex, typically containing thousands of parts from many direct suppliers. In general, we primarily rely on third-party assembly and manufacturing vendors to provide our finished products and, in this respect, these vendors typically receive components and subassemblies included in our products from other suppliers and subcontractors.

We have relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we must rely on our direct suppliers to cooperate with us and work with their own upstream suppliers or sub-contractors in order that they may provide us with accurate information about the origin of 3TG in the components we purchase from them. In particular, many of our supplier contracts have fixed durations and we cannot unilaterally impose new contract terms or flow-down requirements that would otherwise compel these suppliers to support our due diligence efforts with respect to 3TG content.

Because of the complexity and size of our supply chain, we developed a risk-based approach that focused on our major suppliers, as well as suppliers that we believed were likely to provide us with components and raw materials containing 3TG from the Covered Countries. Such supplier population is also the most critical for Radware in terms of both technology and cost influence on Radware’s products. We believe this was a reasonable approach because there is relatively little variation in our largest direct suppliers from year to year.

We requested that all identified suppliers provide information to us regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition® ("EICC") and The Global e-Sustainability Initiative ("GeSI"), known as the EICC-GeSI Conflict Minerals Reporting Template (the "Template"). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Efforts to Determine Mine or Location of Origin

We have determined that requesting our suppliers to complete the Template as well as following the steps described under Section 2 below (Due Diligence Process), represent our reasonable efforts to determine the mines or locations of origin of 3TG in our supply chain.

Smelters or Refiners and Country of Origin of 3TG

The vast majority of our suppliers from whom we requested information indicated in their responses that the information provided was at a company or divisional level and none of our suppliers has, so far, provided us with a list of smelters or refiners. Given this current lack of information, Radware is currently unable to determine and to describe the full list of facilities used to process conflict minerals in its products or their country of origin.

2.         Due Diligence Process

2.1       Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by the The Organisation for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

2.2       Due Diligence Performed

2.2.1    Management Systems

Corporate Policy

We have adopted a conflict minerals policy (our "Policy" or our "Conflict Minerals Policy") which is publicly available on our website at http://www.radware.com/corporategovernance/conflictminerals/.

Internal Team

We have established a management system to support supply chain due diligence related to 3TG. Our management system includes an executive steering committee headed by the Company’s VP Finance, and a team of subject matter experts from functions such as supplier management, engineering, finance and law. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by a Vice President Finance.

Control systems

We adopted, and communicated to our suppliers, employees and the public, our Policy for the supply chain of minerals originating from conflict-affected and high-risk areas.  Our Policy incorporates the standards against which due diligence is to be conducted, consistent with the standards set forth in the OECD Guidance.

Controls include a company-wide code of conduct that outlines expected behaviors for all our employees and as we enter into new supply contracts or renew existing supply contracts, we are attempting to add a conflict minerals contract clause that requires suppliers to provide us with information about the source of 3TG and smelters. Our proposed supplier conflict minerals contract clause can be applied and monitored, including, if deemed necessary, the right to conduct unannounced spot-checks on suppliers and have access to their documentation. However, there is no assurance that we will be able to implement such clause, and without any changes, in all of our future supplier contracts.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby employees, suppliers and other interested parties can report violations of Radware’s policies, including our Conflict Minerals Policy. For example, we provide details for reporting concerns or questions regarding our policies, or violations thereof and we allow suppliers and other external parties to contact their regular sourcing channel if they wish to seek guidance on the application of our approach, or if they wish to report suspected abuse. These grievance mechanisms allow us to be alerted of risks in our supply chain as to the problems in addition to our fact and risk assessments.

Maintain records

We have established a records retention policy to ensure that relevant materials are preserved for appropriate periods.

Supplier Engagement

We maintain an electronic portal which directs suppliers to resources related to Conflict Minerals, including FAQs from the U.S. Securities and Exchange Commission.  We deployed a Conflict Minerals webpage during the second quarter of 2014 to host the Template and our conflict minerals policy. We have also sent multiple communications directly to suppliers.

2.2.2       Identify and assess risk in the supply chain

We identified risks in the supply chain based on the suppliers' characteristics, the dependency of Radware on the suppliers' goods and the volume of purchases by Radware from these suppliers. The result was the segmentation of the suppliers into 3 levels of risks: high, medium and low. In processing information received from our suppliers regarding their use of conflict minerals, the level of communication with the supplier and the level of the red flags reviews of the supplier's responses are determined based on the supplier's level of risk.

We rely on these suppliers, whose components contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. At least 50% of our largest suppliers are also SEC registrants and subject to the Rule.

Survey Responses

We received responses in excess of 93% of the suppliers surveyed. These responses were provided using the Template. We reviewed the responses against criteria developed by our Internal Team to determine which required further engagement. The criteria included incomplete responses as well as inconsistencies within the data reported by those suppliers and we are attempting to work directly with them in an effort to secure revised responses.

Approximately 80% of the responses received provided data at a company or divisional level. All of the remaining suppliers declared that information was provided at a product level.

None of our suppliers has, so far, provided a list of smelters used to process 3TG contained in the components supplied to all of their customers.

Approximately 78% of our surveyed suppliers adopted a policy & program consistent with the OECD Guidance.

2.2.3       Design and Implement a Strategy to Respond to Risks

•
So far we found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier. However, we intend continuing to engage in regular ongoing risk assessment through our suppliers’ annual data submissions.

•	We will respond to risks based on the level of risk of the relevant supplier according to the segmentation we performed in the step described in Section 2.2.2 above.

•	Senior management is briefed about our due diligence efforts on a regular basis.

•	We have adopted a conflict minerals policy.

•	We have implemented a risk management plan that outlines the company responses to identified risks.

•
As described above, we rely on the following industry-wide initiatives to disclose upstream actors in the supply chain: the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI) Conflict Free Sourcing Initiative (CFSI).

•
As part of our risk management plan, to ensure suppliers understand our expectations we have deployed a Conflict Minerals webpage during the second quarter of 2014 to host the Template and our Conflict Minerals Policy. We have also sent multiple communications directly to suppliers as well.

•
As described in our Conflict Minerals Policy, to the extent we have reason to believe that any of our suppliers whom are supplying us with 3TG, receive such minerals from sources that may support conflict in the DRC or any adjoining country, we will attempt to encourage such suppliers to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD Guidance. So far, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.2.4       Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities within our supply chain. We support audits through our use of the CFSI list of approved smelters.

2.2.5       Report on supply chain due diligence

This Conflict Minerals Report is available on our website http://www.radware.com/corporategovernance/conflictminerals/ and is filed with the SEC.

3.           Steps to be taken to mitigate risk

We intend taking the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals.

•	Attempt to include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Engage with suppliers and direct them to information and training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	Share benchmarking information with our supplier networks to stimulate improved performance.

•	Request relevant suppliers to offer smelters to participate in obtaining a conflict free designation from an industry program such as the EICC/GeSI Conflict Free Smelter program.

•
Encourage any suppliers if found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

•	Once validated smelter lists are available, suppliers will be requested to procure materials only through validated smelters and to take mitigating actions in case they do not.

•	Maintain and require our suppliers to maintain traceability data as reasonably sufficient to allow review of past years.

•
Attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter program to which we provide financial support.